June 22, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:  Jay Ingram, Special Counsel

Re:	OccuLogix, Inc.
Registration Statement on Form S-3
Filed February 11, 2009
File No. 333-157269

Dear Mr. Ingram:

OccuLogix, Inc. (the “Company”) provides this response to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form S-3, which were furnished by your letter dated March 3, 2009 (the “Staff Letter”).  In response to the staff’s comments, we have reproduced below the comments set forth in the Staff Letter and followed each comment with our response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Form S-3

1.
SEC Comment  Please advise us of the basis upon which you concluded that you meet the eligibility requirements to register the subject transaction on Form S-3.  Specifically address the requirements of General Instruction I.B.1 of Form S-3.

Company Response – In response to the staff’s comment, the Company has filed Amendment No. 1 to the Registration Statement on Form S-3, which includes the calculation of the aggregate market value of the Company’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.

*   *   *   *   *   *   *

There has been no material change in the Company’s operating or financial condition since the date of the latest financial data incorporated by reference in said registration statement.  The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as they relate to the proposed public offering of the securities specified in said registration statement.

In addition, the Company acknowledges that:

OccuLogix, Inc., 12707 High Bluff Drive, 2nd Floor, San Diego, CA

Phone:  (858) 794-1400  Fax: (858) 794-1493

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (905) 602-0887 ext. 3910.

Sincerely,

OccuLogix, Inc.

/s/ William G. Dumencu
William G. Dumencu,
Chief Financial Officer

cc:	Celia Soehner, Esq.
Securities and Exchange Commission
Andrew J. Beck, Esq.
Torys LLP
Martin J. Waters, Esq.
Elizabeth Kane, Esq.
Scott Watkinson, Esq.
Wilson Sonsini Goodrich & Rosati

OccuLogix, Inc., 12707 High Bluff Drive, 2nd Floor, San Diego, CA

Phone:  (858) 794-1400  Fax: (858) 794-1493